UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 01, 2023

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272, 4th Floor

Udyog Vihar, Phase-II

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Yatra Online, Inc. (the “Company”) plans to hold its 2023 Annual General Meeting (the “Annual General Meeting”) on Thursday, September 28, 2023, at 6:00 P.M, local time, at the Company’s India office located at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase-II, Sector-20, Gurugram-122008, Haryana, India.

Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, on or about September 01, 2023, the Company will mail a Notice of Annual General Meeting and accompanying proxy statement to the Company’s shareholders of record as of August 31, 2023, copies of which are attached hereto and incorporated by reference herein.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Notice of Annual General Meeting and Proxy Statement

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: September 01, 2023	By:	/s/ DHRUV SHRINGI
Dhruv Shringi
Chief Executive Officer

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